SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 6)

Under the Securities Exchange Act of 1934

LUMENIS LTD.

(Name of Issuer)

Ordinary Shares, Par Value NIS 0.10

(Title of Class of Securities)

M6778Q 10 5

 (CUSIP Number)

Yoav Doppelt
40 Einstein Street, Ramat Aviv Office Tower, 6th floor, Tel Aviv 69102, Israel.
972-3-745-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. M6778Q 10 5
1.	Names of Reporting Persons. XT Hi-Tech Investments (1992) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 68,945,047 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 68,945,047 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,945,047(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 31.2% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes 1,897,727 Ordinary Shares underlying currently exercisable warrants. See Item 5.

(2)
This percentage is based on 219,003,199 Ordinary Shares issued and outstanding as of February 1, 2014 (as appearing in Amendment No. 1 to the Issuer’s Registration Statement on Form F-1, filed with the SEC on February 4, 2014).

CUSIP NO. M6778Q 10 5
1.	Names of Reporting Persons. XT Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 68,945,047(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 68,945,047(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,945,047(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 31.2% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)
Consists entirely of the 67,047,320 Ordinary Shares and 1,897,727 Ordinary Shares underlying currently exercisable warrants held by XT Hi-Tech Investments (1992) Ltd., which is an indirect, wholly-owned subsidiary of the Reporting Person with which the Reporting Person shares beneficial ownership as a result of the Reporting Person’s indirect, 100% control of the equity securities thereof. See Item 5.

(2)
This percentage is based on 219,003,199 Ordinary Shares issued and outstanding as of February 1, 2014 (as appearing in Amendment No. 1 to the Issuer’s Registration Statement on Form F-1, filed with the SEC on February 4, 2014).

CUSIP NO. M6778Q 10 5
1.	Names of Reporting Persons. Lynav Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 438,310
	8.	Shared Voting Power 68,945,047(1)
	9.	Sole Dispositive Power 438,310
	10.	Shared Dispositive Power 68,945,047(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,383,357(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 31.4% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)
Consists entirely of the 67,047,320 Ordinary Shares and 1,897,727 Ordinary Shares underlying currently exercisable warrants held by XT Hi-Tech Investments (1992) Ltd., which is an indirect, 50%-owned subsidiary of the Reporting Person with which the Reporting Person shares beneficial ownership as a result of the Reporting Person’s indirect, 50% control of the equity securities thereof. See Item 5.

(2)
This percentage is based on 219,003,199 Ordinary Shares issued and outstanding as of February 1, 2014 (as appearing in Amendment No. 1 to the Issuer’s Registration Statement on Form F-1, filed with the SEC on February 4, 2014).

Item 1.  Security and Issuer.

This Amendment No. 6 (“Amendment No. 6”) to the Statement of Beneficial Ownership on Schedule 13D filed on July 10, 2007 (the “Original Statement”), as amended by Amendment No. 1 filed on June 23, 2008 (“Amendment No. 1”), Amendment No. 2 filed on April 1, 2009 (“Amendment No. 2”), Amendment No. 3 filed on July 13, 2009, Amendment No. 4 filed on June 2, 2011, and Amendment No. 5 filed on March 12, 2012, relates to the ordinary shares, par value NIS 0.10 per share (“Ordinary Shares”) of Lumenis Ltd., an Israeli company (the “Issuer”).  The principal executive offices of the Issuer are located at Yokneam Industrial Park, P.O. Box 240, Yokneam 20692, Israel.

This Amendment No. 6 is being filed by the Reporting Persons (as defined in Item 2 below) in order to report a change in their beneficial ownership due to termination of that certain Trust Agreement dated September 30, 2006, as amended on June 21, 2009, by and among XT Hi-Tech (as defined in Item 2 below) and the beneficiaries listed therein (the “Trust Agreement”). As a result of that termination, on January 15, 2014, an aggregate of 8,876,560 Ordinary Shares and 238,637 Ordinary Shares issuable upon the exercise of warrants that were held in trust by XT Hi-Tech, were released for distribution to the beneficiaries under the Trust Agreement (collectively, the “Released Securities”).

Except as set forth in this Amendment No. 6, all information included in the Original Statement, as modified by Amendments No. 1, 2, 3, 4 and 5, is incorporated herein by reference, and all capitalized terms appearing herein and not otherwise defined shall have the meaning ascribed thereto in the Original Statement, as modified by Amendments No. 1, 2, 3, 4 and 5.

Item 2.  Identity and Background.

This Amendment No. 6 is being filed by each of: (i) XT Hi-Tech Investments (1992) Ltd. (formerly known as Ofer Hi-Tech Investments Ltd.), an Israeli company (“XT Hi-Tech”), (ii) XT Holdings Ltd. (formerly known as Ofer Holdings Group Ltd.), an Israeli company and indirect parent company of XT Hi-Tech (“XT Holdings”), and (iii) Lynav Holdings Ltd., an Israeli company (“Lynav”) (collectively, the “Reporting Persons”).

XT Hi-Tech is an indirect wholly owned subsidiary of XT Investments Ltd. (“XT Investments”), which is a direct wholly-owned subsidiary of XT Holdings, of which Orona Investments Ltd. (“Orona”) and Lynav are each the direct owners of one-half of the outstanding ordinary shares. Orona is indirectly owned 56% by Mr. Udi Angel, who also indirectly owns 100% of the means of control of Orona. Lynav is held 95% by CIBC Bank and Trust Company (Cayman) Ltd. (“CIBC”)— as trustee of a discretionary trust established in the Cayman Islands. Udi Angel is member of the board of directors of XT Hi-Tech and has a casting vote with respect to various decisions taken by the board, including voting and disposition over the Ordinary Shares held by XT Hi-Tech.

The following identity and background information is presented with respect to each of XT Hi-Tech, Ofer Holdings, Lynav and Orona (collectively, the “Reporting Entities”):

(a)	State of Organization: Israel.

(b)    Principal Business: XT Hi-Tech is an investment company which invests in, among others, technology companies.  Each of XT Holdings, Orona and Lynav is a holding and investment company.

(c)	Address of Principal Business and Principal Office: 9 Andre Saharov St., Haifa 31905, Israel.

(d)	Criminal Proceedings: During the last five years, none of the Reporting Entities has been convicted in any criminal proceeding.

(e)             Civil Proceedings Involving Securities Law Violations:  During the last five years, none of the Reporting Entities has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The following identity and background information is presented with respect to Udi Angel (the “Reporting Individual”):

(b)	Business Address: 40 Einstein Street, Ramat Aviv Office Tower, 6th floor, Tel Aviv 69102, Israel.

(c)	Present Principal Occupation: Business person.

(d)	Criminal Proceedings: During the last five years, the Reporting Individual has not been convicted in any criminal proceeding.

(e)             Civil Proceedings Involving Securities Law Violations:  During the last five years, the Reporting Individual has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)              Citizenship:  Israel.

Item 3.  Source and Amount of Funds or Other Consideration.

Not applicable. (XT Hi-Tech distributed the Released Securities to the beneficiaries under the Trust Agreement and did not pay or receive any funds or other consideration for the distribution of the Released Securities.)

Item 4.  Purpose of Transaction.

Except to the extent set forth herein, as of the filing of this Amendment No. 6, the Reporting Entities and the Reporting Individual do not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by any of them of additional Ordinary Shares, or the disposition of Ordinary Shares that they hold; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of association or other actions which may impede the acquisition of control of the Issuer by any other person; (h) causing the Ordinary Shares to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association (if and when applicable to the Issuer); (i) causing the Ordinary Shares to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

The Reporting Entities and the Reporting Individual may acquire (including through the exercise of remaining warrants held by XT Hi-Tech) additional, and/or sell such additional or existing Ordinary Shares of the Issuer that they hold, either in the open market or in privately negotiated transactions. To that end, due to its exercise of its rights under the Registration Rights Agreement, XT Hi-Tech may participate as a selling shareholder pursuant to the underwriters’ option to purchase additional shares from selling shareholders in the prospective public offering (the “Offering”) by the Issuer that is described in the Issuer’s registration statement on Form F-1 (SEC File No. 333-192679), as amended, originally filed with the SEC on December 6, 2013.  There can be no assurance, however, that (i) the Offering will be consummated, (ii) the underwriters’ option will be exercised, or (iii) XT Hi-Tech’s shares will be included among the shares of selling shareholders to be sold in the Offering.

Item 5.  Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Amendment No. 6 are made on the basis of 219,003,199 outstanding Ordinary Shares of the Issuer, excluding 35,527 shares of treasury stock, as of February 1, 2014 (based on outstanding share information provided by the Issuer in Amendment No. 1 to its registration statement on Form F-1, filed with the SEC on February 4, 2014).

(a) (i) XT Hi-Tech may be deemed to be the beneficial owner of an aggregate of 68,945,047 Ordinary Shares of the Issuer, representing approximately 31.2% of the issued and outstanding share capital of the Issuer.  Such amount consists of: (1) 67,047,320 Ordinary Shares held by XT Hi-Tech directly; and (2) 1,897,727 Ordinary Shares issuable upon exercise of warrants (all of which are currently exercisable) held by XT Hi-Tech.  XT Hi-Tech possesses sole voting and dispositive power with respect to all Ordinary Shares that it beneficially owns.

(ii) XT Holdings may be deemed to be the beneficial owner of an aggregate of 68,945,047 Ordinary Shares of the Issuer, representing approximately 31.2% of the issued and outstanding share capital of the Issuer. Such amount consists of: (1) 67,047,320 Ordinary Shares held by XT Hi-Tech; and (2) 1,897,727 Ordinary Shares issuable upon exercise of warrants (all of which are currently exercisable) held by XT Hi-Tech.  XT Holdings does not hold any Ordinary Shares itself.  XT Holdings merely shares voting power and dispositive power (by virtue of XT Holdings’ serving as an indirect parent company of XT Hi-Tech) with respect to all Ordinary Shares beneficially owned by XT Hi-Tech.

(iii) Lynav may be deemed to be the beneficial owner of an aggregate of 69,383,357 Ordinary Shares of the Issuer, representing approximately 31.4% of the issued and outstanding share capital of the Issuer.  Such amount consists of (1) 438,310 Ordinary Shares held by Lynav directly (for which it has sole voting and dispositive power) and (2) 68,945,047 Ordinary Shares beneficially owned by XT Hi-Tech (consisting of 67,047,320 Ordinary Shares and 1,897,727 Ordinary Shares issuable upon exercise of warrants (all of which are currently exercisable) held by XT Hi-Tech), with respect to which Lynav shares voting and dispositive power by virtue of its indirect 50% ownership interest in XT Hi-Tech.  Lynav disclaims beneficial ownership of all Ordinary Shares beneficially owned by XT Hi-Tech except to the extent of its pecuniary interest therein.

(iv) Each of Orona and Mr. Udi Angel may be deemed to share beneficial ownership (both voting power and dispositive power) with respect to all Ordinary Shares held by XT Hi-Tech by virtue of their respective indirect ownership interests in XT Hi-Tech.  Each of Orona and Mr. Udi Angel disclaims beneficial ownership of all such Ordinary Shares except to the extent of its or his (as appropriate) pecuniary interest therein.

Except for the foregoing, the Reporting Persons and the other persons and entities identified in Item 2 do not have any beneficial ownership in any Ordinary Shares.

(b)           The Reporting Entities and the Reporting Individual possess either sole power or shared power to vote and direct the vote, and sole power or shared power to dispose or to direct the disposition of, the Issuer’s Ordinary Shares as described in paragraph (a) above.

(c)           Other than the termination of the Trust Agreement and the distribution of the Released Securities to the beneficiaries under the Trust Agreement, as described in Item 1 of this Amendment No. 6, no transactions in securities of the Issuer have been effected during the last 60 days by any of the Reporting Entities or the Reporting Individual.

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions of the Trust Agreement, the Tag-Along Agreement and the Registration Rights Agreement set forth in Amendment No. 3 are incorporated by reference herein.  The description of XT Hi-Tech’s exercise of its rights under the Registration Rights Agreement and potential participation in the Offering that is set forth in the second paragraph of Item 4 is also incorporated by reference herein.

As a result of their receipt of the Released Securities, the beneficiaries under the Trust Agreement will execute a joinder agreement to the Registration Rights Agreement and will be entitled to the rights of, and subject to the obligations of, holders of Ordinary Shares who are party thereto.

Except as set forth above, currently there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or any of the other persons and entities identified in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 -- Summary of material terms relating to loan extended to XT Hi-Tech (incorporated by reference to Exhibit 2 to the Original Statement, filed on July 10, 2007).

Exhibit 2 -- Tag Along Agreement, dated as of June 28, 2009, by and among XT Hi-Tech and the Bank (incorporated by reference to Exhibit 4 to Amendment No. 3, filed on July 13, 2009).

Exhibit 3 -- Registration Rights’ Agreement, dated as of December 5, 2006, as amended by Amendment No. 1 thereto, dated as of June 25, 2009, and prospective Amendment No. 2 thereto, by and among the Issuer, LM Partners, XT Hi-Tech, the Bank and the other parties thereto (incorporated by reference to (i) Exhibit 4.23 to the Issuer’s Registration Statement on Form 20-F, File #0-27572, filed with the SEC on May 1, 2007, (ii) Exhibit 4.b(21) to the Issuer’s Annual Report on Form 20-F, filed with the SEC on June 30, 2009), and (iii) Appendix D to the Issuer’s proxy statement for its special general meeting of shareholders, appended as Exhibit 99.1(d) to its Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on January 6, 2014).

Exhibit 4 -- Joint Filing Agreement pursuant to Rule 13d-1(k)(1).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

XT HI-TECH INVESTMENTS (1992) LTD.

By: /s/ Yoav Doppelt
Name: Yoav Doppelt

XT HOLDINGS LTD.

 By: /s/ Yossi Rosen
 Name: Yossi Rosen
 Title: President

LYNAV HOLDINGS LTD.

By: /s/ Yossi Rosen
Name: Yossi Rosen
Title: Director

Dated: February 12, 2014